

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Philip Capron
Chief Executive Officer
Mission First Capital LLC
100 Seventh Street, Suite 104
Portsmouth, VA 23704

> **Re: Mission First Capital LLC**
> **Offering Statement on Form 1-A**
> **Filed December 28, 2020**
> **File No. 024-11396**

Dear Mr. Capron:

　　We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 28, 2020

General

1.　Please revise your offering circular to include the information required by Part I of Form S-11, Part F/S of Form 1-A and Part III of Form 1-A in one document. In this regard, please provide the signatures required by Form 1-A.

2.　We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

3.　Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

4.   We note that you are offering up to 1,000,000 Class G or Class L interests. Please revise
        your offering circular to indicate the amount of each class being offered. Refer to Item
        501(b)(2) of Regulation S-K.

5.   We note that you are conducting a best efforts offering and have set a minimum offering
        of $100,000. You disclose that funds will be placed in a segregated account and that you
        will not use the funds until the minimum is met. It appears that this account will not be an
        escrow account. Please add a risk factor that addresses the risks of funds being
        unavailable to investors if the minimum is not met. In addition, we note that you indicate
        that you may engage a broker-dealer for this offering. In that regard, please explain to us
        how you intend to conduct your offering in compliance with Instruction to Item 5 of Part
        II of Form 1-A and the references therein to Exchange Act Rules 15c2-4 and 10b-9.

6.   We note that Article 13 of your operating agreement includes a mandatory arbitration
        provision. Please revise your offering statement, including your description of the
        operating agreement section, to describe this provision, including how it will impact your
        investors and any significant risks to your investors arising therefrom. In this regard,
        please also describe any questions as to enforceability of the arbitration provision under
        federal and state law.

7.   We note that Section 5.4 of your subscription agreement indicates that any claims arising
        out of the subscription agreement will be exclusively adjudicated in the federal courts
        located in Lewes, Delaware. It is unclear what federal court is located in Lewes,
        Delaware. Please revise or advise. In addition, please disclose whether this exclusive
        forum provision applies to actions arising under the Securities Act or Exchange Act. If
        the provision applies to Securities Act claims, please also state that investors cannot waive
        compliance with the federal securities laws and the rules and regulations thereunder. In
        that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction
        for federal and state courts over all suits brought to enforce any duty or liability created by
        the Securities Act or the rules and regulations thereunder. Finally, please revise your
        offering circular to describe this provision in more detail, including the risks and impact of
        it to your investors, and address any uncertainty as to whether a court would enforce such
        provision.

8.   Please be advised that you are responsible for analyzing the applicability of the tender
        offer rules to your redemption program, including Regulation 14E, which would apply to
        any tender offer for securities issued pursuant to the Regulation A exemption. To the
        extent you have questions about the tender offer rules, you may contact the Division's
        Office of Mergers and Acquisitions at 202-551-3440.

Risk Factors, page 10

9.   We note in the risk factor on page 19 that investors will waive their rights to a jury trial
        and on page 4 your disclose that investors are giving up their right to conduct pretrial
        discovery. Please revise to discuss the significant risks of the jury trial and pre-trial

discovery waiver provisions to your investors. In this regard, please clarify whether these provisions apply to claims under the federal securities laws.

<u>Prior Performance, page 51</u>

10.   It appears that your manager has previous experience with other programs that have invested primarily in real estate. Please expand your disclosure to provide additional narrative disclosure of your prior performance, including a discussion of any material adverse business developments. In this respect, we refer you to Item 8 of Industry Guide 5 for guidance. Please also refer to Release No. 33-6900 (June 17, 1991) and CF Disclosure Guidance Topic No. 6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction